Exhibit 99.1

Bezeq The Israel
Telecommunication Corporation Ltd.

Condensed Consolidated Interim
Financial Statements

June 30, 2012
(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Contents	Page

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone Fax Internet	972 2 531 2000 972 2 531 2044 www.kpmg.co.il

Review Report to the Shareholders of
 “Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of June 30, 2012 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of the financial information for these interim periods in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the financial information for these interim periods based on our review.

We did not review the condensed interim financial information of certain consolidated subsidiaries whose assets constitute approximately 2.1 % of the total consolidated assets as of June 30, 2012, and whose revenues constitute approximately 1.8 % of the total consolidated revenues for the six and three month periods then ended. The condensed interim financial information of those companies was reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of such companies, is based solely on the said review reports of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the abovementioned financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the abovementioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin
Certified Public Accountants (Isr.)
August 1, 2012

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	June 30, 2012	June 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million
Cash and cash equivalents	603	463	1,352
Investments, including derivatives	626	24	946
Trade receivables	3,116	2,855	3,059
Other receivables	336	233	286
Inventory	206	277	204
Assets classified as held for sale	28	20	23
Total current assets	4,915	3,872	5,870

Investments, including derivatives	95	112	119
Trade and other receivables	1,324	1,474	1,499
Property, plant and equipment	6,135	5,890	6,022
Intangible assets	2,203	2,269	2,257
Deferred and other expenses	279	274	282
Investments in equity-accounted investees (mainly loans)	1,019	1,050	1,059
Deferred tax assets	169	259	223
Total non-current assets	11,224	11,328	11,461

Total assets	16,139	15,200	17,331

The attached notes are an integral part of these condensed interim financial statements

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

Consolidated Statements of Financial Position (Contd.)

		June 30, 2012	June 30, 2011	December 31, 2011
		(Unaudited)	(Unaudited)	(Audited)
Liabilities and capital	Note	NIS million	NIS million	NIS million
Debentures, loans and borrowings		735	1,249	765
Trade payables		900	1,005	890
Other payables, including derivatives		627	855	792
Current tax liabilities		483	309	397
Deferred income		59	39	56
Provisions		174	253	186
Employee benefits		325	488	389
Dividend payable	6.3	970	972	971
Total current liabilities		4,273	5,170	4,446

Debentures		4,317	2,034	4,663
Loans		4,073	3,701	4,150
Employee benefits		228	267	229
Other liabilities		79	43	93
Provisions		70	70	69
Deferred tax liabilities		55	66	69
Dividend payable	6.3	467	1,369	924
Total non-current liabilities		9,289	7,550	10,197

Total liabilities		13,562	12,720	14,643

Equity
Total equity attributable to equity holders of the Company		2,577	2,438	2,650
Non-controlling interests		-	42	38
Total equity		2,577	2,480	2,688

Total liabilities and equity	16,139	15,200	17,331

Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: August 1, 2012 The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

Consolidated Statements of Income

	For the Six month period ended		For the Three month period ended		For the Year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 8)	5,335	5,806	2,595	2,893	11,373

Operating results
Depreciation and amortization	716	683	358	348	1,395
Salaries	1,016	1,072	505	540	2,103
General and operating expenses (Note 9)	2,013	2,263	969	1,132	4,494
Other operating expenses (income), net – see also Note 13.2	(6)	188	17	(62)	139
	3,739	4,206	1,849	1,958	8,131

Operating profit	1,596	1,600	746	935	3,242
Financing expenses (income)
Financing expenses	325	259	193	157	599
Financing income	(292)	(177)	(116)	(95)	(389)
Financing expenses, net	33	82	77	62	210

Profit after financing expenses, net	1,563	1,518	669	873	3,032
Share in losses of equity-accounted investees	141	137	83	72	216
Profit before income tax	1,422	1,381	586	801	2,816
Income tax	419	390	174	216	755
Profit for the period	1,003	991	412	585	2,061

Attributable to:
Owners of the Company	997	992	415	585	2,066
Non-controlling interests	6	(1)	(3)	-	(5)
Profit for the period	1,003	991	412	585	2,061

Earnings per share (NIS)
Basic earnings per share	0.37	0.37	0.15	0.22	0.76
Diluted earnings per share	0.37	0.36	0.15	0.21	0.76

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	For the Six month period ended		For the Three month period ended		For the Year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	1,003	991	412	585	2,061
Actuarial gains, net of tax	-	-	-	-	27
Net change in fair value of financial assets classified as available for sale transferred to profit or loss, net of tax	(6)	-	-	-	-
Effective portion of the change in fair value of instruments used for cash flow hedging, net of tax	(2)	-	(2)	-	-
Other items of comprehensive income for the period, net of tax	-	(1)	-	(1)	8
Total comprehensive income for the period	995	990	410	584	2,096

Attributable to:
Owners of the Company	989	991	413	584	2,101
Non-controlling interests	6	(1)	(3)	-	(5)
Total comprehensive income for the period	995	990	410	584	2,096

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Six months ended June 30, 2012
Balance as at January 1, 2012 (Audited)	3,826	68	220	390	(2)	(1,852)	2,650	38	2,688

Profit for the period (Unaudited)	-	-	-	-	-	997	997	6	1,003
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	(8)	-	(8)	-	(8)
Total comprehensive income for the period	-	-	-	-	(8)	997	989	6	995

Transactions with owners recognized directly in equity
Dividends to Company shareholders (Unaudited)	-	-	-	-	-	(1,074)	(1,074)	-	(1,074)
Share-based payments (Unaudited)	-	-	39	-	-	-	39	-	39
Exercise of options for shares(Unaudited)	5	14	(17)	-	-	-	2	-	2
Exercise of options for subsidiary shares (Unaudited)	-	-	-	-	2	-	2	6	8
Acquisition of non-controlling interests (Unaudited)	-	-	-	-	(31)	-	(31)	(46)	(77)
Distribution to holders of non-controlling interests less investment in a subsidiary (Unaudited)	-	-	-	-	-	-	-	(4)	(4)
Balance as at June 30, 2012 (Unaudited)	3,831	82	242	390	(39)	(1,929)	2,577	-	2,577

The attached notes are an integral part of these condensed consolidated interim financial statements
.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Six months ended June 30, 2011
Balance as at January 1, 2011 (Audited)	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

Profit for the period (Unaudited)	-	-	-	-	-	992	992	(1)	991
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-		(1)	-	(1)	-	(1)
Total comprehensive income for the period	-	-	-	-	(1)	992	991	(1)	990

Transactions with owners recognized directly in equity
Dividends to Company shareholders – distribution not in compliance with the earnings test (Unaudited)	(2,415)	(396)	-	-	-	-	(2,811)	-	(2,811)
Dividends to Company shareholders (Unaudited)	-	-	-		-	(1,163)	(1,163)	-	(1,163)
Share-based payments (Unaudited)	-	-	84	-	-	-	84	-	84
Exercise of options for shares(Unaudited)	16	53	(59)	-	-	-	10	-	10
Balance as at June 30, 2011 (Unaudited)	3,814	35	171	390	(11)	(1,961)	2,438	42	2,480

The attached notes are an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Three months ended June 30, 2012
Balance as at April 1, 2012 (Unaudited)	3,830	80	224	390	(8)	(1,270)	3,246	43	3,289

Profit for the period (Unaudited)	-	-	-	-	-	415	415	(3)	412
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	(2)	-	(2)	-	(2)
Total comprehensive income for the period	-	-	-	-	(2)	415	413	(3)	410

Transactions with owners recognized directly in equity
Dividends to Company shareholders (Unaudited)	-	-	-	-	-	(1,074)	(1,074)	-	(1,074)
Share-based payments (Unaudited)	-	-	19	-	-	-	19	-	19
Exercise of options for shares(Unaudited)	1	2	(1)	-	-	-	2	-	2
Exercise of options for subsidiary shares (Unaudited)	-		-	-	2	-	2	6	8
Acquisition of non-controlling interests (Unaudited)	-	-	-	-	(31)	-	(31)	(46)	(77)
Balance as at June 30, 2012 (Unaudited)	3,831	82	242	390	(39)	(1,929)	2,577	-	2,577

The attached notes are an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Three months ended June 30, 2011
Balance as at April 1, 2011 (Unaudited)	3,803	-	170	390	(10)	(1,383)	2,970	42	3,012
								-
Profit for the period (Unaudited)	-	-	-	-	-	585	585	-	585
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	(1)	-	(1)	-	(1)
Total comprehensive income for the period	-	-	-	-	(1)	585	584	-	584

Transactions with owners recognized directly in equity
Dividends to Company shareholders (Unaudited)	-	-	-	-	-	(1,163)	(1,163)	-	(1,163)
Share-based payments (Unaudited)	-	-	41	-	-	-	41	-	41
Exercise of options for shares(Unaudited)	11	35	(40)	-	-	-	6	-	6
Balance as at June 30, 2011 (Unaudited)	3,814	35	171	390	(11)	(1,961)	2,438	42	2,480

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Year ended December 31, 2011
Balance as at January 1, 2011 (Audited)	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

Profit for the period (Audited)	-	-	-	-	-	2,066	2,066	(5)	2,061
Other comprehensive income for the year, net of tax (Audited)	-	-	-	-	8	27	35	-	35
Total comprehensive income for the year (Audited)	-	-	-	-	8	2,093	2,101	(5)	2,096

Transactions with owners recognized directly in equity
Dividends to Company shareholders not in compliance with the earnings test (Audited)	(2,415)	(396)	-	-	-	-	(2,811)	-	(2,811)
Dividends to Company shareholders (Audited)	-	-	-	-	-	(2,155)	(2,155)	-	(2,155)
Share-based payments (Audited)	-	-	167	-	-	-	167	-	167
Exercise of options for shares (Audited)	28	86	(93)	-	-	-	21	-	21
Balance as at December 31, 2011 (Audited)	3,826	68	220	390	(2)	(1,852)	2,650	38	2,688

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	For the six month period ended		For the three month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	1,003	991	412	585	2,061
Adjustments:
Depreciation	556	527	278	268	1,080
Amortization of intangible assets	146	143	73	73	287
Amortization of deferred and other expenses	14	13	7	7	28
Share in losses of equity-accounted investees	141	137	83	72	216
Financing expenses, net	109	119	110	83	293
Capital loss (gain), net	2	(87)	26	(43)	(181)
Share-based payments	39	84	19	41	167
Income tax expenses	419	390	174	216	755
Income for derivatives, net	(6)	-	(11)	-	(19)

Change in inventory	(7)	(104)	16	(34)	(33)
Change in trade and other receivables	94	(507)	174	(186)	(756)
Change in trade and other payables	(123)	(69)	(159)	(164)	(131)
Change in provisions	(12)	2	(7)	(7)	(64)
Change in employee benefits	(65)	182	(34)	(49)	82
Change in deferred and other income	(14)	-	4	-	50

Net income tax paid	(308)	(376)	(175)	(192)	(649)
Net cash from operating activities	1,988	1,445	990	670	3,186
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(142)	(158)	(67)	(80)	(355)
Refund from the Ministry of Communications for frequencies	-	-	-	-	36
Proceeds from the sale of property, plant and equipment	69	236	22	49	230
Acquisition of financial assets held for trading	(1,855)	(2)	(755)	-	(2,859)
Proceeds from the sale of financial assets held for trading	2,175	-	1,425	6	1,967
Purchase of property, plant and equipment	(700)	(797)	(315)	(375)	(1,548)
Proceeds from disposal of investments and long-term loans	93	6	5	5	11
Acquisition of investments and long-term loans	(1)	(3)	-	(2)	(5)
Proceeds (payment) for derivatives	10	(11)	6		(5)
Dividends received	2	3	2	-	3
Interest received	8	9	4	9	34
Net cash from (used in) investment activities	(341)	(717)	327	(388)	(2,491)

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Contd.)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows financing activities
Issue of debentures	-	400	-	400	3,092
Bank loans received	-	1,600	-	1,600	2,200
Repayment of debentures	(384)	(757)	(316)	(665)	(835)
Repayment of loans	(104)	(24)	(13)	(15)	(648)
Net short-term borrowing	3	(3)	3	(2)	(5)
Dividends paid	(1,574)	(1,663)	(1,574)	(1,663)	(3,155)
Interest paid	(276)	(193)	(230)	(161)	(377)
Proceeds (payment) for derivatives, net	10	-	10	-	(1)
Distribution to holders of non-controlling interests, net	(4)	-	-	-	-
Increase in the rate of holding in a subsidiary	(77)	-	(77)	-	-
Proceeds from exercise of options	10	10	10	6	21
Net cash from (used in) finance activities	(2,396)	(630)	(2,187)	(500)	292

Increase (decrease) in cash and cash equivalents	(749)	98	(870)	(218)	987
Cash and cash equivalents at the beginning of the period	1,352	365	1,473	681	365
Cash and cash equivalents at the end of the period	603	463	603	463	1,352

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

Notes to the Financial Statements

1.	Reporting Entity

1.1
Bezeq – The Israel Telecommunication Corp. Ltd. (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The condensed consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as “the Group”), as well as the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 11 – Segment Reporting).

1.2
As from April 14, 2010, the ultimate controlling shareholder in the Company is Shaul Elovitch, together with his brother, Yosef Elovitch, through their holdings in Eurocom Communications Ltd., the controlling shareholder in Internet Gold-Golden Lines Ltd., which controls B Communications Ltd. (“B Communications”). B Communications holds Company shares through companies that it controls, and as at June 30, 2012, this company held 31.04% of the Company’s shares. Each of these companies is also considered as a controlling shareholder in the Company. In addition to these holdings, the controlling shareholder and his relatives hold, directly or indirectly, another 0.11% of the Company’s shares.

2.	Basis of Preparation

2.1
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2011 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on August 1, 2012.

2.4	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from the estimates used.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

3.	Reporting Principles and Accounting Policy

The significant accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied in the Financial Statements for the year ended December 31, 2011, except as described below.

3.1.	Recognition of actuarial gains or losses

The Group did not recognize actuarial gains or losses in the six- and three-month period ended June 30, 2012, since in the interim period, there were no significant changes in the principal actuarial assumptions in a defined benefit plan: discount rate, expected return on plan assets, life expectancy, employee churn rate and the rate of future salary increases.

It is noted that on July 11, 2012, the Commissioner of the Capital Market, Insurance and Savings issued a draft circular regarding a new study about life expectancy. The draft circular indicates the need to revise the mortality tables and other actuarial assumptions that the Company uses to calculate some of its employee benefit liabilities. A study carried out by the Company indicates that a change in actuarial assumptions, based on the draft circular, is not expected to have a material effect on its employee benefit liabilities. The proposed change in the assumptions is not reflected in these financial statements.

3.2.	Hedge accounting

The Company engages from time to time in CPI forward contracts to hedge exposure to future changes in the CPI relating to debentures issued by the Company as described in Note 10 below. The Company's forward contracts in the reporting period were presented in these financial statements for the first time with application of cash flow accounting hedges as follows:

Forward contracts are measured at fair value.  Attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, changes in the fair value of derivatives designated as a cash flow hedge are recognized in other comprehensive income, directly in a hedging reserve, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is reclassified to the statement of income in the same period as the cash flows affect the statement of income and is recognized in the same line item in the statement of income as the hedged item.

On initial designation of the hedge, the Company formally documented the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Company estimated, both at the inception of the hedge and in subsequent periods, that the hedging instruments are expected to be “highly effective” in generating the cash flows in respect of the hedged risk items during the period for which the hedge is designated, and that the actual results of the hedge are within a range of 80-125%.

3.3.	New standards and interpretations not yet adopted

Further to Note 3.20.4, Significant Accounting Policies in the Annual Financial Statements regarding the amendment to IAS 19, Employee Benefits ("the Amendment"), the Group assessed the effect of the Amendment on the financial statements. The Group estimates that implementation of the revised standard will not have a material impact on the financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

4.	Group Entities

A detailed description of the Group entities appears in Note 12 to the Group's Annual Financial Statements as at December 31, 2011. Below are details of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.1.	Walla! Communications Ltd. ("Walla")

4.1.1
Further to Note 32.3 to the financial statements as at December 31, 2011, regarding the Company's complete tender offer to purchase all the shares of Walla held by the public, on April 5, 2012, the tender offer was accepted by the majority stipulated in the Companies Law (of the number of shares offered for sale,12,980,972 shares representing 28.45% of the share capital of Walla, notices of acceptance were received for 11,371,893 shares representing 24.92% of the share capital of Walla) and accordingly, all the shares of Walla held by the public were acquired  for NIS 77 million (including exercise of employee options), so that subsequent to the acquisition and as from April 15, 2012, Walla was delisted from the TASE and became a private company wholly owned by the Company. Following the purchase of Walla shares from the public, in the three month period ended June 30, 2012, the Company recognized a decrease of non-controlling interests amounting to NIS 46 million and a decrease in equity (under capital reserve) amounting to NIS 31 million.

4.1.2
On August 1, 2012, the Board of Directors of the Company approved a bank guarantee for Teletel Communication Channels Ltd. (a wholly-owned subsidiary of Walla) for a loan of NIS 70 million which was received in the past. The guarantee is for the unpaid balance of the loan (amounting to NIS 66 million at the approval date) plus interest and other payments related to the loan. The guarantee will be provided against cancellation of a similar guarantee provided by Walla and cancellation of Walla's letter of undertaking to comply with financial covenants.

4.2.	DBS Satellite Services (1998) Ltd. (an equity-accounted associate)

4.2.1	The Group attaches the condensed interim financial statements of DBS Satellite Services (1998) Ltd. to these condensed consolidated interim financial statements.

4.2.2
Since the beginning of its operations, DBS has accumulated substantial losses. The losses of DBS in 2011 amounted to NIS 230 million and the loss in the six month ended June 30, 2012 amounted to NIS 171 million. As a result of these losses, the capital deficit and working capital deficit of DBS as at June 30, 2012 amounted to NIS 3,821 million and NIS 951 million, respectively.

4.2.3
As at June 30, 2012, DBS is in compliance with the financial covenants under the financing agreements and the debentures.

The management of DBS believes that the financial resources at its disposal will be sufficient for its operations for the coming year, based on the cash flow forecast approved by DBS’s Board of Directors. If additional resources are required to meet its operational requirements for the coming year, DBS will adapt its operations to preclude the need for additional resources beyond those available to it. In recent years, DBS was required to raise external financial resources intended, inter alia, to expand its investments. At the reporting date, a significant increase in the investments of DBS will require an expansion of the financial resources at its disposal.

For further information about the financing resources, see also the Notes below.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

4.	Group Entities (contd.)

4.2	DBS Satellite Services (1998) Ltd. (an equity-accounted associate)

4.2.4
In May 2012, a debenture was signed by DBS and a number of institutional entities ("the Lenders") whereby the Lenders would extend to DBS a loan of NIS 392 million ("the Debenture"). The proceeds of the funds raised will be used for full repayment of the long-term credit granted to the Company by the banks. Receipt of the loan granted under the Debenture is subject to the fulfillment of certain preconditions that have yet to be fulfilled as of June 30, 2012. Until fulfillment of the securities and registration of the securities, the loan funds were deposited in trust.

The loan granted under the Debenture will be used to repay the principal in ten annual unequal installments, where from 2013 - 2017, the payment of the principal will be 8% of the par value of the debenture, and in each subsequent year the payment of the principal will be 12% of the par value of the debenture.

The Debenture will bear annual interest of 6.4% payable in six-monthly installments. The principal and interest of the loan are linked to the CPI. The Debenture includes terms for adjusting the interest rate, terms for early repayment and liens, including financial covenants which DBS is required to fulfill. In addition, limitations were set for the Debenture in respect of the distribution of the dividends and repayment of owners loans similar to the restrictions applicable under the deed of trust.

4.2.5
Further to Note 12.1.5 to the Annual Financial Statements regarding the financial covenants and stipulations applicable to DBS, in July 2012, DBS repaid the long-term bank credit in full (through a loan granted under the Debenture as described in section 4.2. 4 above and expansion of debentures (Series B) amounting to NIS 10 million). Upon repayment, the amendment to the financing agreement came into effect, according to which the terms of the credit facility of DBS were revised and the liabilities and restrictions that applied to DBS under the financing agreement were canceled or reduced.

In addition, in accordance with the amendment to the agreement, the collaterals provided by the Company in favor of the banks to secure DBS's bank credit and its liabilities to the banks for DBS's bank credit, including the Company's guarantee to the banks (described in Note 19.6 to the Annual Financial Statements) were canceled.

The financial covenants that were applicable to date have been canceled and instead, in each quarter, DBS is required to comply with two financial covenants that are the same as the financial covenants set out in the new debenture as described in section 4.2.4 above.

4.2.6
The balance of DBS's current debt to the Group companies as at June 30, 2012 amounts to NIS 42 million, of which NIS 34 million is to the Company.

Subsequent to the reporting date, on August 1, 2012, the Board of Directors of the Company approved an agreement between the Company and DBS regarding a new debt arrangement. In accordance with the agreement, all payments by virtue of prior debt arrangements with a payment date from August 1, 2012 to June 10, 2013 (including additional payments in accordance with prior debt arrangements with an original payment date subsequent to December 31, 2011, other than current payments) will each be postponed for 18 months from the designated repayment date, and in this postponement period, each payment will bear interest at a rate of prime + 4% plus VAT.  The deferred payments amount to NIS 26.7 million. Each party may terminate the agreement unilaterally, with advance notice as set out in the agreement.

The Board of Directors also approved a similar arrangement for DBS's debt of NIS 5.9 million to Bezeq International. The agreements are subject to approval of the general meeting of the Company's shareholders.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

4.	Group Entities (contd.)

4.3.	Stage One Venture Capital Fund (Israel) L.P. ("the Fund")

Further to Note 12.2,3 (F) to the financial statements as at December 31, 2011, in February 2012, the Fund signed an agreement to sell all its holdings in Traffix Communications Systems Ltd. Following the agreement, in March 2012, the Group recognized financing revenues of NIS 74 million from the disposal of available-for-sale assets.

5.	Contingent Liabilities

During the normal course of business legal claims were filed against Group companies or there are pending claims (in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include appropriate provisions of NIS 154 million, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at June 30, 2012, due to claims filed against Group companies on various matters and which are unlikely to be realized, amounts to NIS 11 billion in addition to NIS 1.5 billion for claims, which at this stage cannot be assessed, as set out in section 5.2 below. This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For motions for certification of class action suits to which the Group has exposure beyond the aforesaid (since the claims do not state an exact amount), see sections 5.2 and 5.4 below.

For updates regarding changes subsequent to the reporting date, see sections 5.1 and 5.6 below.

A detailed description of the Group's contingent liabilities appears in Note 17 to the Group's financial statements as at December 31, 2011. Following is a description of the Group's contingent liabilities as at June 30, 2012, classified into groups with similar characteristics.

5.1.	Employee claims

The financial statements include provisions of NIS 73 million for employee claims.

As at June 30, 2012, the additional exposure (beyond the provisions included in these financial statements) for employee claims amounts to NIS 227 million and relates mainly to claims filed by groups of employees or individual claims, which are expected to have wide ramifications in the Company.

Subsequent to the reporting date, a petition was filed at the High Court of Justice for a temporary injunction against the National Labor Court and the Company. The plaintiffs (a group of the Company's pensioners) petitioned to revoke the ruling of the National Labor Court that dismissed the plaintiffs' appeal of the dismissal of their claim at the National Labor Court. There are a number of legal proceedings against the Company for matters that are similar to and/or the same as this petition. Therefore, the possible exposure for this petition was included in the total exposure for employee claims as at June 30, 2012, as set out above. At this stage, the chances of the claim cannot be assessed.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

5.	Contingent Liabilities (Contd.)

5.2.	Customer claims

The financial statements include provisions of NIS 25 million for customer claims.

As at June 30, 2012, the amount of the additional exposure for customer claims amounts to NIS 5.4 billion (beyond the provisions included in these financial statements). In addition, of these claims, there are claims amounting to NIS 1.5 billion, which at this stage the chances of the claim cannot be assessed. An amount of NIS 361 million is for a claim filed against the Company, Pelephone and other communication companies unrelated to the Group, without details of the amount claimed from each defendant.

In addition, there are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claims.

5.3.	Supplier and communication provider claims

The financial statements include provisions of NIS 12 million for supplier and communication provider claims.

As at June 30, 2012, the amount of the additional exposure for supplier and communication supplier claims amounts to NIS 1 billion (beyond the provisions included in these financial statements).

5.4.	Claims for punitive damages

The financial statements include provisions of NIS 1 million for punitive damages.

As at June 30, 2012, the additional exposure for punitive damages amounts to NIS 4 billion (beyond the provisions included in these financial statements). This amount does not include claims for which the insurance coverage is not disputed. In addition, there are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim.

5.5.	Claims by enterprises and companies

The financial statements include provisions of NIS 11 million for claims by enterprises and companies.

As at June 30, 2012, the additional exposure for claims by enterprises and companies amounted to NIS 84 million (beyond the provisions included in these financial statements).

5.6.	Claims by the State and authorities

The financial statements include provisions of NIS 32 million for claims by the State and authorities.

As at June 30, 2012, the additional exposure for claims by the State and authorities amounted to NIS 182 million (beyond the provisions included in these financial statements).

Further to Note 17.6 to the annual financial statements regarding the claim filed in December 2000 by the government to the district court for royalties of NIS 260 million, and the appeal filed by Pelephone at the Supreme Court regarding the amount of the debt, subsequent to the reporting date, the appeal was dismissed.

5.7.	Contingent claims referring to the associate DBS Satellite Services (1998) Ltd. ("DBS")

As at June 30, 2012, the exposure for claims against DBS for various matters amounted to NIS 167 million (before linkage and interest) In addition, subsequent to the reporting date, a motion for certification of a class action suit amounting to NIS 29 million was filed against DBS.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

6.	Equity and Share-based Payments

6.1	Below are details of the Company's equity:

Registered			Issued and paid up
June 30, 2012	June 30, 2011	December 31, 2011	June 30, 2012	June 30, 2011	December 31, 2011
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares

2,825,000,000	2,825,000,000	2,825,000,000	2,718,419,726	2,702,114,767	2,713,627,744

6.2
Following the exercise of options by employees in accordance with the options plans set out in Note 26 to the financial statements as at December 31, 2011, in the six months ended June 30, 2012, the Company issued 4,791,982 ordinary shares of NIS 1 par value each.

6.3
Further to Note 20.2.2 of the financial statements as at December 31, 2011 regarding a distribution not in compliance with the earnings test, the balance of the dividend payable as at June 30, 2012 is presented as follows:

	June 30, 2012
	Dividend payable, undiscounted	Presented in the statement of financial position *
	NIS million	NIS million

Current liabilities	1,000	970
Non-current liabilities	500	467
	1,500	1,437

*
Dividend payable for the special distribution presented in the statement of financial position at present value as at March 31, 2011 (the date of court approval for the distribution), plus financing expenses accumulated up to June 30, 2012

Further to Note 20.2.2 to the financial statements as at December 31, 2011 regarding applications to the Tel Aviv District Court concerning the objection to the distribution of the dividend which is not in compliance with the earnings test, on March 29, 2012 and April 4, 2012, two motions were filed at the Tel Aviv District Court (Economic Division), objecting to the continued payments for a distribution which is not in compliance with the earnings tests, which was approved by the court on March 31, 2011. The two motions were filed by two holders of Debentures (Series 5) of the Company, who had also filed a similar objection in 2011, seeking to join as set out in this Note

On May 14, 2012, the Court decided to dismiss these objections and further to the Company's request, on May 22, 2012, the court clarified that in accordance with its decision of May 14, 2012, the Company is not required to apply to the court for each payment of the remaining (three) lots of the special dividend approved by the court on March 31, 2011. Therefore, the Company intends to continue payments of the distribution as in the past, while assessing its compliance with the solvency test prior to payment, without having to apply to the court for an additional application relating to this assessment.

6.4
On May 21, 2012, a cash dividend of NIS 1,074 million was paid to the Company's shareholders (after approval of the general meeting of the Company's shareholders), representing NIS 0.3951788 per share and 39.51788% of the issued and paid up share capital of the Company. In addition, on May 21, 2012, the third lot of the special distribution of NIS 500 million was paid, representing NIS 0.1839752 per share and 18.39752% of the issued and paid up capital of the Company.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

6.	Equity and Share-based Payments (Contd.)

6.5
On August 1, 2012, the Board of Directors of the Company resolved to recommend to the general meeting (which will convene on September 6, 2012) the distribution of a cash dividend to the shareholders in the amount of NIS 997 million. The record date for the distribution is September 23, 2012 and the payment date is October 10, 2012. As well as this distribution (to the extent that it is approved), the fourth lot of the special dividend amounting to NIS 500 million will be distributed as set out in Note 20.2.2 to the Annual Financial Statements, and the distribution dates of the regular dividend (the record date and the payment day) will be relevant for this distribution as well.

7.	Transactions with interested and related parties

7.1
Further to Note 29.5.2(A)(3) to the financial statements as at December 31, 2011, regarding the Board of Directors' approval of the amendment to the agreement between DBS and Eurocom Digital Communications Ltd. and ADB, on March 27, 2012, the general meeting of the Company's shareholders approved the amendment to the agreement.

7.2
Further to Note 29.5.2(A)(4) to the financial statements as at December 31, 2011, regarding the Board of Directors' approval of the engagement of DBS in transactions to acquire converters from Eurocom Digital Communications Ltd. and ADB and regarding receiving credit from suppliers, on April 24, 2012, the general meeting of the Company's shareholders approved the amendment to the agreement.

7.3
On May 8, 2012, the Company’s Board of Directors resolved (after the approval of the audit committee) that the Company would vote in favor of DBS’s transaction to raise capital of up to NIS 450 million at the general meeting of the shareholders of DBS. For further information about the capital raised by DBS, see Note 4.2.4 above.

7.4
On July 25, 2012, the general meeting of the Company's shareholders approved the Company's vote at the general meeting of the shareholders of DBS in favor of the amendment to the agreement between Eurocom Digital Communications Ltd. and ADB, in accordance with the approval of the general meeting on August 4, 2011 ("the Original Agreement") as set out in section 29.5.2.A. (2) of the Annual Financial Statements, which amended the agreement regarding some of the converters (42% of the original approved quantity) so that the maximum additional total cost for the Original Agreement (due to an  increase in the price of hard drives) will be up to USD 1.337 million. In addition, the date of supply was extended to September 30, 2013 for 16% of the original approved quantity

7.5
On July 25, 2012, the general meeting of the Company's shareholders resolved to vote at the general meeting of shareholders of DBS in favor of   DBS's purchase of yesMaxTotal converters from Eurocom and ADB, in accordance with an existing framework agreement, for a total cost of USD 20.7 million, for the period up to March 31, 2014. The general meeting also resolved that insofar as the state of the global market for hard drives necessitates additional cost, the additional cost for this acquisition will be up to USD 3.245 million, and will serve only as a supplement following the increase in the price of hard drives. The general meeting also approved USD supplier credit from Eurocom Digital Communications for an additional 60 days ("the Additional Credit Period"), over and above the period defined in the framework agreement, for the purchase of converters as set out above. The payment terms set out in the framework agreement are EOM + 35 days and DBS will pay interest at a rate of 1% (6% in nominal annual terms) for the Additional Credit Period.  The scope of the credit is estimated at an average of NIS 15 million and payment of the annual interest is estimated at NIS 900 thousand.

7.6	For information about the Board of Director's approval of the new debt arrangement with DBS subsequent to the reporting date, see Note 4.2.6 above.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

8.	Revenues

	For the six month period ended		For the three month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	1,124	1,184	550	587	2,320
Internet - infrastructure	581	534	285	269	1,092
Transmission and data communication	393	371	197	188	749
Other services	120	120	54	56	215
	2,218	2,209	1,086	1,100	4,376
Cellular telephony
Cellular services and terminal equipment	1,030	1,251	524	606	2,346
Value added services	619	580	312	297	1,201
Sale of terminal equipment	700	1,014	290	513	1,911
	2,349	2,845	1,126	1,416	5,458

International communications, internet and NEP services	638	629	316	314	1,289

Other	130	123	67	63	250

	5,335	5,806	2,595	2,893	11,373

9.	Operating and General Expenses

	For the six month period ended		For the three month period ended		For the Year ended
	June 30		June 30		December 31
	2012	2011*	2012	2011*	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Terminal equipment and materials	672	873	293	443	1,693
Interconnectivity and payments to domestic and international operators	446	446	222	224	910
Maintenance of buildings and sites	320	320	158	159	641
General and marketing expenses - see Note 13.1	274	314	152	158	655
Services and maintenance by sub-contractors	77	89	34	43	170
Vehicle maintenance expenses	77	75	39	33	142
Content services expenses	48	65	24	32	123
Royalties and collection fees	99	81	47	40	160
	2,013	2,263	969	1,132	4,494

* Certain expenses were reclassified to present all expenses according to their nature.

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

10.	Financial instruments

10.1.	Hedging transactions

During the second quarter of 2012, the Company entered into four forward contracts amounting to NIS 370 million to reduce exposure to changes in the CPI for CPI-linked debentures issued by the Company. These contracts hedge a specific cash flow of part of the CPI-linked debentures and are recognized as cash-flow hedge accounting. The contracts expire on June 2, 2013 and comply with the repayment schedule of the relevant debentures. As at the reporting date, the Company recognized a loss of NIS 2 million for these contracts, recognized in other comprehensive income. The fair value of the forward contracts is based on available market information.

It is noted that as at the reporting date, the Company has additional forward contracts amounting to NIS 500 million (to reduce its exposure to CPI changes for CPI-linked debentures) for which the Company does not apply hedge accounting. These contracts are recognized as liabilities at their fair value of NIS 0.4 million under current liabilities.

10.2.	Debt factoring

Pelephone factors trade receivables debts arising from the sale of terminal equipment in payment transactions paid using credit cards. Factoring transactions are made on a non recourse basis. Trade receivables debts are derecognized in accordance with the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement. In the six months ended June 30, 2012, Pelephone factored NIS 77 million (gross, undiscounted)

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

11.	NOTE – SEGMENT REPORTING

11.1	Operating segments

	For the six month period ended June 30, 2012 (Unaudited)
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	2,214	2,347	638	825	127	(825)	5,326
Inter-segment revenues	146	45	24	-	17	(223)	9
Total revenues	2,360	2,392	662	825	144	(1,048)	5,335

Depreciation and amortization	356	272	69	120	11	(112)	716

Segment results – operating profit (loss)	976	526	103	126	(1)	(134)	1,596
Financing expenses	294	52	9	297	2	(329)	325
Financing income	(169)	(74)	(5)	(1)	-	(43)	(292)
Total financing expenses (income), net	125	(22)	4	296	2	(372)	33

Segment profit (loss) after financing expenses, net	851	548	99	(170)	(3)	238	1,563
Share in earnings (losses) of equity accounted investees	-	-	-	-	-	141	141
Segment profit (loss) before income tax	851	548	99	(170)	(3)	97	1,422
Income tax	240	138	24	-	-	17	419
Segment results – net profit (loss)	611	410	75	(170)	(3)	80	1,003

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

11.	Segment Reporting (contd.)

11.1	Operating segments (Contd.)

	For the six month period ended June 30, 2011 (Unaudited)
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	2,208	2,844	629	810	118	(810)	5,799
Inter-segment revenues	140	44	33	-	18	(228)	7
Total revenues	2,348	2,888	662	810	136	(1,038)	5,806

Depreciation and amortization	333	282	51	140	11	(134)	683

Segment results – operating profit	728	756	121	127	5	(137)	1,600
Financing expenses	215	36	5	298	2	(297)	259
Financing income	(116)	(55)	(5)	(10)	-	9	(177)
Total financing expenses (income), net	99	(19)	-	288	2	(288)	82

Segment profit (loss) after financing expenses, net	629	775	121	(161)	3	151	1,518
Share in losses of equity accounted investees	-	-	-	-	-	137	137
Segment profit (loss) before income tax	629	775	121	(161)	3	14	1,381
Income tax	176	186	29	-	1	(2)	390
Segment results – net profit (loss)	453	589	92	(161)	2	16	991

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

11.	Segment Reporting (Contd.)

11.1	Operating segments (Contd.)

	For the three month period ended June 30, 2012 (Unaudited)
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,083	1,125	317	409	65	(409)	2,590
Inter-segment revenues	78	23	13	-	8	(117)	5
Total revenues	1,161	1,148	330	409	73	(526)	2,595

Depreciation and amortization	178	137	34	54	6	(51)	358

Segment results – operating profit (loss)	437	259	53	74	1	(78)	746
Financing expenses	174	35	4	181	-	(201)	193
Financing income	(98)	(35)	(2)	-	-	19	(116)
Total financing expenses (income), net	76	-	2	181	-	(182)	77

Segment profit (loss) after financing expenses, net	361	259	51	(107)	1	104	669
Share in losses of equity accounted investees	-	-	-	-	-	83	83
Segment profit (loss) before income tax	361	259	51	(107)	1	21	586
Income tax	98	65	12	-	1	(2)	174
Segment results – net profit (loss)	263	194	39	(107)	-	23	412

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

11.	Segment Reporting (contd.)

11.1	Operating segments (Contd.)

	For the three month period ended June 30, 2011 (Unaudited)
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,100	1,416	314	404	59	(404)	2,889
Inter-segment revenues	70	22	19	-	10	(117)	4
Total revenues	1,170	1,438	333	404	69	(521)	2,893

Depreciation and amortization	171	143	27	71	4	(68)	348

Segment results – operating profit	517	357	60	66	4	(69)	935
Financing expenses	135	21	2	160	1	(162)	157
Financing income	(62)	(30)	(3)	(6)	-	6	(95)
Total financing expenses (income), net	73	(9)	(1)	154	1	(156)	62

Segment profit (loss) after financing expenses, net	444	366	61	(88)	3	87	873
Share in losses of equity accounted investees	-	-	-	-	-	72	72
Segment profit (loss) before income tax	444	366	61	(88)	3	15	801
Income tax	114	87	15	-	1	(1)	216
Segment results – net profit (loss)	330	279	46	(88)	2	16	585

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

11.	Segment Reporting (Contd.)

11.1	Operating segments (Contd.)

	For the year ended December 31, 2011
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,371	5,454	1,288	1,619	236	(1,619)	11,349
Inter-segment revenues	277	94	66	-	41	(454)	24
Total revenues	4,648	5,548	1,354	1,619	277	(2,073)	11,373

Depreciation and amortization	688	561	109	276	21	(260)	1,395

Segment results – operating profit	1,658	1,360	241	295	3	(315)	3,242
Financing expenses	531	67	11	547	5	(562)	599
Financing income	(291)	(105)	(9)	(23)	-	39	(389)
Total financing expenses (income), net	240	(38)	2	524	5	(523)	210

Segment profit (loss) after financing expenses, net	1,418	1,398	239	(229)	(2)	208	3,032
Share in earnings (losses) of equity accounted investees	-	-	1	-	-	(217)	(216)
Segment profit (loss) before income tax	1,418	1,398	240	(229)	(2)	(9)	2,816
Income tax	353	342	58	1	4	(3)	755
Segment results – net profit (loss)	1,065	1,056	182	(230)	(6)	(6)	2,061

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

11.	Segment Reporting (contd.)

11.2	Adjustments for segment reporting of revenue and profit or loss

	For the six month period ended		For the three month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues
Revenues from reporting segments	6,239	6,708	3,048	3,345	13,169
Revenues from other segments	144	136	73	69	277
Cancellation of revenues from inter-segment sales except for revenues from sales to an associate reporting as a segment	(223)	(228)	(117)	(117)	(454)
Cancellation of revenue for a segment classified as an associate	(825)	(810)	(409)	(404)	(1,619)
Consolidated revenues	5,335	5,806	2,595	2,893	11,373

	For the six month period ended		For the three month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit or loss
Operating profit for reporting segments	1,731	1,732	823	1,000	3,554
Cancellation of segment results for a segment classified as an associate	(126)	(127)	(74)	(66)	(295)
Other financing income (expenses), net	(33)	(82)	(77)	(62)	(210)
Share in losses of equity-accounted investees	(141)	(137)	(83)	(72)	(216)
Profit (loss) for operations classified in other categories	(1)	5	1	4	3
Other adjustments	(8)	(10)	(4)	(3)	(20)
	1,422	1,381	586	801	2,816

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

12.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd.

12.1.	Pelephone Communications Ltd.

Statement of financial position

	June 30, 2012	June 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	2,492	2,220	2,280
Non-current assets	2,907	3,103	3,124
	5,399	5,323	5,404
Current liabilities	1,036	1,406	1,263
Long-term liabilities	1,269	645	992
Total liabilities	2,305	2,051	2,255
Equity	3,094	3,272	3,149
	5,399	5,323	5,404

Statement of income

	For the six month period ended		For the three month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,072	1,294	545	628	2,436
Revenue from value added services	619	580	312	297	1,201
Revenues from sales of terminal equipment	701	1,014	291	513	1,911
Total revenues from services and sales	2,392	2,888	1,148	1,438	5,548
Cost of services and sales	1,583	1,829	752	927	3,587
Gross profit	809	1,059	396	511	1,961
Selling and marketing expenses	227	242	111	125	480
General and administrative expenses	56	61	26	29	121
	283	303	137	154	601

Operating profit	526	756	259	357	1,360
Financing expenses	52	36	35	21	67
Financing income	(74)	(55)	(35)	(30)	(105)
Financing expenses (income), net	(22)	(19)	-	(9)	(38)

Profit before income tax	548	775	259	366	1,398
Income tax	138	186	65	87	342
Profit for the period	410	589	194	279	1,056

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

12.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd. (Contd.)

12.2.	Bezeq International Ltd.

Statement of financial position:

	June 30, 2012	June 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	484	489	500
Non-current assets	803	661	768
	1,287	1,150	1,268
Current liabilities	295	299	292
Long-term liabilities	178	20	147
Total liabilities	473	319	439
Equity	814	831	829
	1,287	1,150	1,268

Statement of income:

	For the six month period ended		For the three month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	662	662	330	333	1,354
Operating expenses	396	387	195	194	788
Gross profit	266	275	135	139	566
Selling, marketing and development expenses	103	100	53	53	209
General and administrative expenses	60	54	29	26	116
	163	154	82	79	325

Operating profit	103	121	53	60	241
Financing expenses	9	5	4	2	11
Financing income	(5)	(5)	(2)	(3)	(9)
Financing expenses (income), net	4	-	2	(1)	2
Share in the earnings of equity-accounted associates	-	-	-	-	1
Profit before income tax	99	121	51	61	240
Income tax	24	29	12	15	58
Profit for the period	75	92	39	46	182

Condensed Consolidated Interim Financial Statements as at June 30, 2012 (Unaudited)

13.	Material Events During the Reporting Period and Subsequent Events

13.1
On April 2, 2012, the settlement between the Company and the Ministry of Communications regarding the claim of government authorities to pay frequency fees in Judea, Samaria and Gaza according to which the Company will pay the plaintiffs NIS 26 million (plus linkage to the CPI of February 11, 2010), was given the validity of a ruling. Following the settlement, in the first quarter of 2012, the Company reduced liabilities for frequency fees and decreased operating and general expenses by NIS 37 million and financing expenses by NIS 13 million.

13.2
On July 2, 2012, the Board of Directors of the Company resolved to suspend the customer relations management (CRM) project, while continuing to use the suitable models that have already been developed. Therefore, in the three months ended June 30, 2012, the Company recognized a loss of NIS 54 million under other operating expenses.

13.3
Further to Note 18.3 to the Annual Financial Statements, on July 24, 2012, the Ministers of Finance and Communications signed an amendment to the Royalties Regulations relevant to the Company, Pelephone and DBS, so that the rate of royalties for 2012 will be reduced to an average of 1.75% for the Company and DBS, 1.3% for Pelephone (the rate of royalties for Bezeq International is 1%), and as from 2013, 0% for all the companies.